LAS VEGAS RAILWAY EXPRESS, INC.
6650 VIA AUSTI PARKWAY, SUITE 140
LAS VEGAS, NV 89119
January 5, 2015

Michael Clampitt
Senior Counsel
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2014
Filed September 22, 2014 Response dated September 22, 2014 Form 10-Q for the Fiscal Quarter Ended September 30, 2014 Filed November 17, 2014
File No. 000-54648

Dear Mr. Clampitt:

By letter dated December 18, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s amendment to its annual report on Form 10-K and quarterly report on Form 10-Q, each as referenced above.

The Company is preparing its response to your letter; however, we are not certain that we will be able to complete our response letter by January 6, 2015.  Accordingly, we hereby respectfully request a 10-business day extension (until January 20, 2015) to complete our response and we believe the Company’s response letter will be submitted within this new time frame.  Please confirm this is acceptable.

Very Truly Yours,

/s/ Wanda Witoslawski
Wanda Witoslawski
Chief Financial Officer